NORTHERN FUNDS

AMENDMENT NO. 6 TO SUB-ADVISORY AGREEMENT

ACTIVE M EMERGING MARKETS EQUITY FUND

This Amendment (“Amendment”), dated as of the 3rd day of September, 2025, is entered into between Northern Trust Investments, Inc. (the “Adviser”), and Axiom Investors LLC (formerly Axiom International Investors LLC) (the “Sub-Adviser”).

WHEREAS, the Adviser and Sub-Adviser have entered into a Sub-Advisory Agreement dated as of November 19, 2008, as amended, (the “Agreement”), pursuant to which Board of Trustees of the Northern Funds (the “Board”) has appointed the Sub-Adviser to act as a sub-adviser to the Active M Emerging Markets Equity Fund (the “Fund”); and

WHEREAS, the Adviser and Sub-Adviser now wish to amend Appendix A to the Agreement to change the sub-advisory fees payable to the Sub-Adviser; and

WHEREAS, the Board, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, has approved this Amendment at an in-person meeting on August 21, 2025;

NOW THEREFORE, the parties hereto, intending to be legally bound hereby agree to amend the Agreement as follows:

1.  Effective October 1, 2025, Appendix A of the Agreement is hereby deleted in its entirety and replaced with the attached hereto.

2.  Except to the extent amended hereby, the Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as amended hereby.

All signatures need not appear on the same copy of this Amendment.

NTAC:3NS-20

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

NORTHERN TRUST INVESTMENTS, INC.

By: /s/ Nina Staley
Nina Staley
Title: Sr. Vice President

AXIOM INVESTORS LLC

By: /s/ Edward Azimi

Title: C.O.O.

Appendix A

Sub-Advisory Fees

As full compensation for the services and expenses assumed by the Sub-Adviser pursuant to this Agreement, the Sub-Adviser shall be entitled to a fee paid by the Adviser and determined in accordance with the following provisions:

1. Sub-Adviser’s Fee. The Sub-Adviser’s fee shall be calculated quarterly and will be equal to (i) the product of (a) the average of the value of the Sub-Advised Assets on each “Valuation Date” during the applicable calendar quarter times (b) the “Aggregate Assets Fee Rate” divided by four . If the Sub-Adviser provides investment advisory services for less than a full calendar quarter, the fee will be pro-rated based on the actual number of days during the quarter that the Sub-Adviser provided services to the Fund divided by 90. The Adviser shall pay the Sub-Adviser’s fee quarterly in arrears and within 60 days after the end of the applicable calendar quarter.

2. Definitions.

(a) “Valuation Date” shall mean (i) each day in each month for the Sub-Advised Assets; and (ii) the close of business on the last day of each month for the “Other Accounts.”

(b) “Other Accounts” shall mean all of the accounts and funds, other than the Sub-Advised Assets, managed by the Sub-Adviser for or on behalf of Northern Trust Investments, Inc. and/or its affiliates that have a substantially similar investment strategy for which the Sub-Adviser is being engaged pursuant to this Agreement.

(c) “Aggregate Assets Fee Rate” shall mean the quotient of fees calculated by applying “Aggregate Assets” to the “Aggregate Assets Fee Schedule” and dividing by the “Aggregate Assets.”

(d) “Aggregate Assets Fee Schedule” shall mean the following annual fee schedule:

[Material Redacted Pursuant to an Exemptive Order Issued by the U.S. Securities and Exchange Commission]

(e) “Aggregate Assets” shall mean the value of the Sub-Advised Assets and the Other Accounts on the Valuation Date during the applicable calendar quarter. The values for the Sub-Advised Assets and Other Accounts shall be as reported by the applicable custodian and fund administrator.

(f) “Sub-Advised Assets” shall mean the assets managed by the Sub-Adviser pursuant to this Agreement.